

May 5, 2015

Via E-mail
Debra A. Cafaro
Chairman and Chief Executive Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, Illinois

> Re: **Ventas, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 1-10989**

Dear Ms. Cafaro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Funds From Operations and Normalized Funds From Operations, page 61

1. We note that you reconcile Funds From Operations (FFO) from Net income attributable to common stockholders and it appears FFO represents FFO attributable to common stockholders. In future filings please revise the label of this non-GAAP measure to indicate that it is FFO attributable to common shareholders or tell us why this is not necessary.

Triple-Net-Lease Expirations, page 69

2. We note your disclosure that you re-leased to Kindred, transitioned to new operators or sold 107 of the 108 licensed healthcare assets whose lease terms with Kindred were scheduled to expire on September 30, 2014. Please tell us in your response whether you incurred any material leasing costs with respect to the renewal or transition of these

expired leases. In future Exchange Act periodic reports, to the extent material, please provide disclosure on the amount of leases signed with new tenants in the reporting period and the costs of such leasing.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 17

3. We note the disclosure of the aggregate annual rent Sutter Health paid in 2014. Please tell us how you determined that the company should disclose only the aggregate annual rent rather than the aggregate amount of lease payments based on Instruction 3(a) to Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at 202-551-3395 or Daniel Gordon, Senior Assistant Chief Accountant at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director